SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Diana Containerships Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

Y2069P507

(CUSIP Number)

January 18, 2018

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover pages.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12542Q 102

1	NAME OF REPORTING PERSONS Trend Discovery, LP S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 67,000
	6	SHARED VOTING POWER 70,000[1]
	7	SOLE DISPOSITIVE POWER 67,000
	8	SHARED DISPOSITIVE POWER 70,000[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.24% [2]
12	TYPE OF REPORTING PERSON* PN

(1)	Represents (i) 67,000 shares of common stock held by Trend Discovery, LP (“Trend”) and (ii) 3,000 shares of common stock held by Brad Hoagland, who is the managing member of Trend.
(2)	Based on 757,194 shares of common stock outstanding on November 2, 2017 as reported by the Company in its Form 6-K filed with the Securities and Exchange Commission on November 3, 2017.

Item 1(a).

Name of Issuer:

Diana Containerships Inc. (“Issuer”).

Item 1(b).

Address of Issuer's Principal Executive Offices:

Pendelis 18 17564 Palaio Faliro

Athens J3 17564 Greece

Item 2(a). Name of Person Filing.

The statement is filed by Trend Discovery, LP (the “Reporting Person”).

Item 2(b). Address of Principal Business Office or, if None, Residence.

Trend Discovery, LP

601 Cape Eleuthra Road

Bethany Beach, Delaware 19930

Item 2(c). Citizenship.

United States

Item 2(d). Title of Class of Securities.

Common Stock: $0.01 par value.

Item 2(e). CUSIP Number.

Y2069P507

Item 3. Type of Person

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: 70,000 shares of common stock

(b) Percent of class: 9.24% (Based on 757,194 shares of common stock outstanding on November 2, 2017 as reported by the Company in its Form 6-K filed with the Securities and Exchange Commission on November 3, 2017).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 67,000

(ii) Shared power to vote or to direct the vote: 70,000

(iii) Sole power to dispose or to direct the disposition of: 67,000

(iv) Shared power to dispose or to direct the disposition of: 70,000

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TREND DISCOVERY, LP

Date: January 19, 2018	By:	/s/ Brad Hoagland
Brad Hoagland Managing Member

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